

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Jason Trevisan
Chief Executive Officer
CarGurus, Inc.
2 Canal Park
4th Floor
Cambridge, MA 02141

      Re: CarGurus, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 25, 2022
           File No. 001-38233

Dear Jason Trevisan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Javier Zamora